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                                                                      Exhibit 12

                 THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES

                Statements of Ratio of Earnings to Fixed Charges
                                 ($ in millions)

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

                                                                                           Twelve Months
                                                                                         Ended December  31,
                                                                  ----------------------------------------------------------------

                                                                      1996          1995           1994          1993         1992
                                                                      ----          ----           ----          ----         ----
Consolidated Income (Loss) from Continuing Operations
 before Income Taxes, Extraordinary Item and Cumulative
 Effect of Accounting Change................................         337.5        (643.0)         392.2         288.1        161.4

Adjustments:
  Interest during construction .............................          (1.1)        (20.2)             -             -            -
  Distributed (Undistributed) equity income.................           1.5          (7.9)          (0.9)         (0.1)        (0.1)
  Fixed charges ............................................         164.3       1,040.8           14.8         101.5         13.7
                                                                  --------      --------       --------      --------     --------
    Earnings Available......................................         502.2         369.7          406.1         389.5        175.0
                                                                  --------      --------       --------      --------     --------

Fixed Charges:
  Interest on long-term and short-term debt.................         150.8         987.2            0.7           3.1          4.9
  Other interest ...........................................          13.5          53.6           14.1          98.4          8.8
  Portion of rentals representing interest..................          20.3          20.5           18.9          18.5         19.3
                                                                  --------      --------       --------      --------     --------
    Total Fixed Charges*,**.................................         184.6       1,061.3           33.7         120.0         33.0
                                                                  --------      --------       --------      --------     --------


Ratio of Earnings Before Taxes to Fixed Charges.............          2.72         N/A(a)         12.05          3.25         5.30
                                                                  ========      ========       ========      ========     ========
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(a) To achieve a one-to-one coverage, the Corporation would need an additional
    $691.6 million of earnings in 1995.

    * This amount excludes approximately $230 million, $210 million and $204 million of interest expenses not recorded for the twelve months ended 1994, 1993 and 1992, respectively. Includes interest expense of $982.9 including write-off of unamortized discounts on debentures recorded in 1995. Reference is made to the Statements of Consolidated Income for the twelve months ended December 31, 1995, as reported on Form 10-K and to
      Note 2 of Notes to Consolidated Financial Statements of the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995.


   ** This amount excludes $8.6 million of interest expense not recorded with respect to the registrant's guarantee of LESOP Trust's debentures for the twelve months ended December 31, 1994, 1993 and 1992.